82-3378

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

Toll Free Tel. No.: (800) 546-3405
Toll Free Fax. No.: (800) 546-3410

August 26, 2004

04036679

B.C. Securities Commission
PO Box 10142
Pacific Centre
Vancouver, BC,
V7Y 1L2

SUPPL

Attn: Information and Records Department

Dear Sir or Madam:

Re: **CON-SPACE Communications Ltd.**

Please accept this letter as our notice to your office of the following dates that relate to the Annual General Meeting of Con-Space Communications Ltd.

Advanced Notice	September 17, 2004
Record Date	September 30, 2004
Delivery, Bulk Materials	October 13, 2004
Mail out to Shareholders	October 20, 2004
Annual General Meeting	**November 10, 2004**

If there are any questions concerning the above please contact me at (604) 244-9323.

Yours truly,
CON-SPACE Communications Ltd.

James L. Swanson
Chairman

Cc.: Toronto Venture Exchange
Steve Mathiesen, Lang Michener
CIBC Mellon Trust Company
Dale, Matheson, Carr-Hilton, Charted Accountants
U.S. Securities & Exchange Commission

AN ISO 9001 COMPANY